Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

January 25, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Re:	Atheros Communications, Inc.
Annual Report on Form 10-K
Filed on February 13, 2009
File No. 000-50534

Ladies and Gentlemen:

Atheros Communications, Inc. (“Atheros” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated December 29, 2009 concerning the Company’s Annual Report on Form 10-K filed on February 13, 2009.

Item 10. Directors, Executive Officers and Corporate Governance

Director Nominates, page 10

1.	We note from your web site that it appears Mr. Mohr is acting as your audit committee financial expert, but we do not see in your proxy the disclosure required pursuant to Regulation S-K Item 407(d)(5). Please provide the disclosure in future filings, or tell us why you believe such disclosure is not required.

Response: We respectfully advise the Staff that in future filings we will provide the requested disclosure.

Securities and Exchange Commission

January 25, 2010

Item 11. Executive Compensation

Cash Bonuses, page 16

2.	We refer to your disclosure at the bottom of page 16 and note that you have not disclosed the “certain financial corporate performance objectives” including but not limited to “corporate revenue, operating income, gross margins and earnings per share” that your named executive officers must achieve in order to earn cash bonuses. Please confirm that in future filings you will clearly disclose the targets for each performance metric related to executive compensation. Refer to Item 402(b)(2)(v). To the extent that you believe that disclosure of the information would result in competitive harm, on a historical basis, such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In the Schedule 14-A under the heading “Cash Bonuses”, Atheros disclosed that the bonuses paid for 2008 were based on achievement of certain financial corporate performance objectives and certain individual non-financial performance objectives specific to each executive officer. We respectfully advise the Staff that in future filings we will provide the requested disclosure with respect to the cash bonuses paid to the extent such targets consist of measures derived from financial statement line items or other publicly disclosed figures.

Item 13. Certain Relationships and Related Transactions

Certain Relationships and Related Party Transactions, page 28

3.	We note that you have not provided complete disclosure describing your policies and procedures for the review, approval, or ratification of transactions with related persons as required by Regulation S-K Item 404(b)(1). Please provide the required disclosure in future filings including the types of transactions that are covered by your related party policies and procedures, the standards applied by the Audit Committee in reviewing such transactions and how your related party policies and procedures are evidenced.

Securities and Exchange Commission

January 25, 2010

Response: We respectfully advise the Staff that in future filings we will provide the requested disclosure.

* * * *

Atheros Communications, Inc. acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Annual Report may be directed to the undersigned at (408) 773-5395. Comments can also be sent via facsimile at (408) 773-9909.

Very truly yours,

/s/ Bruce P. Johnson
Bruce P. Johnson
Associate General Counsel

cc:	Ms. Celia Soehner

Mr. Jack R. Lazar

Ms. Allison Leopold Tilley